WOODSIDE

[redacted]

04054005

20 December 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- CNOOC equity agreement, lodged with the Australian Stock Exchange on 20 December 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

dlw 1/4

SEC MAIL PROCESSING
RECEIVED
DEC 2 9 2004
WASH, D.C.
202
SECTION

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

MONDAY, 20 DECEMBER 2004
6:30AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
TONY JOHNSON
W: + 61 8 9348 5034
M: + 61 417 916 638
E: tony.johnson@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

CNOOC EQUITY AGREEMENT

Woodside Energy Ltd., on behalf of the North West Shelf Venture participants, advises that arrangements have been finalised that allow Chinese National Offshore Oil Corporation Limited to participate in the North West Shelf Venture.

The North West Shelf Venture participants and CNOOC Limited signed conditional agreements in May 2003 that allowed CNOOC to acquire an interest in NWS Venture titles and to secure rights to use North West Shelf Venture infrastructure to process gas. All conditions have now been satisfied.

A new joint venture, called the China LNG Joint Venture, has been established within the overall North West Shelf project to accommodate CNOOC and to supply LNG to the Guangdong LNG project in China.

CNOOC will hold a 25% share in the new joint venture, with each of the existing NWS Venture participants taking 12.5%.

CNOOC will be entitled to gas and associated liquids approximately equivalent to a 5.3% interest in the gas in North West Shelf Venture titles.

CNOOC will pay a tariff to the North West Shelf Venture participants to use infrastructure to produce and process gas and associated liquids from its acquired gas resources.

The six equal participants in the North West Shelf Venture are: BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; Shell Development (Australia) Proprietary Limited; and Woodside Energy Ltd. (operator).